Exhibit 99.1

Explanation of Responses

(1)                                 Ex-Sigma 2 LLC, a Delaware limited liability company (“Ex-Sigma 2”), delivered 4,823,572 shares of common stock, par value $0.0001 per share (“Common Stock”) of Exela Technologies, Inc. (“Exela”) and 273,475 shares of Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share of Exela (“Preferred Stock”) to the purchasers of shares under the July 25, 2019 Stock Purchase Agreement (including other entities reporting on this Form 4) in satisfaction of the purchase price adjustment contained therein.

(2)                                 Ex-Sigma 2 distributed 66,471,504 shares of Common Stock and 2,935,758 shares of Preferred Stock to Ex-Sigma LLC, a Delaware limited liability company (“Ex-Sigma”), Ex-Sigma 2’s sole equity owner.  Ex-Sigma forfeited 4,570,734 common shares to the Exela to satisfy an adjustment mechanism in the 2017 Business Combination Agreement, and then distributed the remaining shares pro rata to its members (including other entities reporting on this Form 4) in accordance with the conversion rights of their Exchangeable Preferred Interests.

(3)                                 HGM distributed 38,582,425 shares of Common Stock and 1,493,638 shares of Preferred Stock (the “First HGM Distribution”) on the following basis:  first in settlement of certain claims members of Ex-Sigma LLC whom HGM reasonably believes are “accredited investors” as such term is defined in Regulation D of the Securities Act of 1933 (the “Securities Act”); second among the members of HGM (including other entities reporting on this Form 4) pro rata in accordance with their respective entitlements, subject to further adjustments described below; third HGM agreed with certain of its members to exchange the Preferred Stock to be received for Common Stock at the rate of 1.2226 shares of Common Stock per share of Preferred Stock, representing the rate at which the Preferred Stock can be converted to Common Stock on the date of the exchange, and fourth HGM negotiated additional adjustments to the distribution with certain of its members. HGM also distributed to certain of its members (including other entities reporting on this Form 4) 1,250,000 shares of Common Stock pursuant to a special allocation in connection with the formation of the Company in 2017 (the “HGM Management Fee Distribution” and together with the First HGM Distribution, the “HGM Distribution”).

(4)                                 Ex-Sigma 2 is a wholly-owned subsidiary of Ex-Sigma. HOVS LLC, a Delaware limited liability company (“HOVS”), HandsOn Fund 4 I, LLC, a Nevada limited liability company (“HOF 4”), and HOV Capital III, LLC, a Nevada limited liability company (“HOV 3”) each directly own equity interests in Ex-Sigma. HOVS is a wholly-owned subsidiary of HOV Services Ltd., an Indian limited company (“HOV Services” and together with Ex-Sigma, Ex Sigma 2, HandsOn Global Management, LLC, a Delaware limited liability company (“HGM”), HOVS, HOF 2 LLC, a Nevada limited liability company (“HOF 2”), HOF 4, HOV 3, and Adesi 234 LLC, a Nevada limited liability company (“Adesi”), the “HGM Group”)).  Adesi and HOF 2 LLC together own a majority of HOF 4. Adesi and HOF 2, own a majority of the equity interests of HOV 3. Mr. Par Chadha may be deemed to control HOF 3 and the HGM Group. The direct and indirect equity owners in Ex Sigma 2 identified above and HGM may be deemed to beneficially own any shares of the Issuer owned by the entities in which they are beneficial owners. Each member of the HGM Group disclaims beneficial ownership of any shares of the Issuer owned by any other member of the HGM Group, except to the extent of its pecuniary interest therein. Solely for purposes of Section 16 of the Exchange Act, the HGM Group may be deemed to be directors-by-deputization by virtue of the HGM Group’s contractual right to designate directors to the board of directors of the Issuer (the “Board”). For purposes of the exemption under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended.

(5)                                 Price is calculated as the 5 day volume weighted average price (“VWAP”) of Common Stock for the period of time pursuant to the agreed upon time period.

(6)                                 The Exchangeable Preferred Interests are equity interests in Ex-Sigma, that, subject to certain terms and conditions that were met on February 21, 2020, and at such time became exchangeable into shares of Common Stock. The Exchangeable Preferred Interests are exchangeable into a number of shares of Common Stock equal to the purchase price of such interests, divided by the lesser of (a) $1.65 and (b) the 5-day volume weighted average price per share for a specified time period. Because on the reference date Ex-Sigma did not have sufficient shares of Common Stock to satisfy its obligations under the terms of the Exchangeable Preferred Interests, Ex-Sigma also distributed shares of Series A Convertible Preferred Stock to holders of Exchangeable Preferred Interests.

(7)                                 Each share of Series A Convertible Preferred Stock is convertible into the number of shares of Common Stock equal to the Applicable Conversion Rate (as defined in the Issuer’s Certificate of Designations, Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (the “Certificate of Designation”)) in effect as of the date of such conversion. The shares of Series A Convertible Preferred Stock are convertible at any time. The initial Applicable Conversion Rate is 1.2226 shares of Common Stock for each share of Preferred Stock, which rate will increase following the third anniversary of the date of issue.  The Series A Convertible Preferred Stock is convertible at either (x) the election of the holder, or (y) the election of the Company from and after the time that the weighted average price of the Common Stock equals or exceeds $24 for at least 5 consecutive days on which trading in the Common Stock generally occurs on the Nasdaq Stock Market. The shares of Series A Convertible Preferred Stock have no expiration date.

(8)                                 On April 2, 2018, the reporting person was granted 36,968 restricted stock units pursuant to the terms and conditions of the Director Compensation Policy and 2018 Stock Incentive Plan. The remainder of this award will vest immediately prior to the 2020 annual meeting of the stockholders of Exela Technologies, Inc.

(9)                                 Each restricted stock unit represents the right to receive, following vesting, one share of Common Stock.

(10)                          Non-employee director equity compensation pursuant to the terms and conditions of the Director Compensation Policy and 2018 Stock Incentive Plan. This award will vest in full immediately prior to the 2020 annual meeting of the stockholders of Exela Technologies, Inc.